August 27, 2012

BY EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Kevin Woody

Mr. Wilson K. Lee

Re:	American Tower Corporation

Form 10-K for the year ended December 31, 2011

Filed on February 29, 2012

File No. 001-14195

Ladies and Gentlemen:

This letter is submitted on behalf of American Tower Corporation (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 15, 2012 to Thomas A. Bartlett, Executive Vice President, Chief Financial Officer and Treasurer of the Company relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). The comments submitted also arise out of the Company’s response letter dated August 7, 2012 to the Staff’s letter dated July 16, 2012, and were discussed in a telephone conversation between certain representatives of the Company and the Staff on August 17, 2012. As used herein, the terms “American Tower,” “we,” “us,” and, with correlative meaning, “our,” refer to American Tower Corporation and its subsidiaries.

For reference purposes, the Staff’s numbered comment has been reproduced below in italics with the Company’s response immediately following the comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Financial Statements and Notes

General

1.	We have reviewed your response to comment number 5. It does not appear that you have adequately justified management’s opinion that Rule 5-04 of Regulation S-X requiring the filing of Schedule III is not applicable to the company. As such, please provide additional information supporting management’s opinion or revise your filing to include Schedule III.

Response to Comment No. 1

We respectfully acknowledge the Staff’s comment. We intend to request a waiver of the requirement to provide Schedule III under Rule 5-04 of Regulation S-X from the Office of Chief Accountant of the Division of Corporation Finance. We will provide the Staff with a copy of our waiver request.

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If you require additional information, please telephone the undersigned at (617) 375-7500.

Very Truly Yours,

/s/ Thomas A. Bartlett
Thomas A. Bartlett
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Edmund DiSanto, Esq.

American Tower Corporation

Sandra L. Flow, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Gail McNaughton

Deloitte & Touche LLP